December 18, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Independence Holding Company

Form 10-K for Fiscal Year Ended December 31, 2008

Schedule 14A

File No. 001-32244

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”)  contained in your letter (the "Comment Letter") dated December 7, 2009, regarding the above-referenced filing of Independence Holding Company ("IHC" or the “Company”). Below are the Staff’s comments followed by our responses.

Form 10-K for the Year Ended December 31, 2008:

QUESTION 1

Item 1. Business

 Investments and Reserves, page15

We acknowledge your disclosures on page 16 and in other parts of your document presenting the ratings of your investment portfolio.  Please revise your disclosure to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

ANSWER 1

The following table presents the percentage of fixed maturities in the Company’s investment portfolio at December 31, 2008 as rated, and if uninsured.

Bond Ratings	As Rated %	If Uninsured %

AAA	45.2%	41.3%
AA	24.9%	19.8%
A	18.8%	25.7%
BBB	10.2%	12.2%

Total Investment Grade	99.1%	99.1%

BB or lower	0.9%	0.9%

Total Fixed Maturities	100.0%	100.0%

The Company will update and incorporate this table in its future filings on Form 10-K.

QUESTION 2

Item 7A Quantitative and Qualitative Disclosure about Market Risk, page 52

You provide sensitivity analyses that assumed hypothetical interest rate changes of 100 or 200 basis points for your fixed income portfolio as a group. However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities. Please revise your sensitivity analysis disclosures to provide estimates of reasonably possible changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page 82.

ANSWER 2

The following summarizes the estimated pre-tax change in fair value (based upon hypothetical parallel shifts in the U.S. Treasury yield curve) of the fixed income portfolio assuming immediate changes in interest rates at specified levels at September 30, 2009 (in millions):

	Changes in Interest Rates
	200 Basis	100 Basis	Base	200 Basis	100 Basis
	Point Rise	Point Rise	Scenario	Point Decline	Point Decline

Corporate securities	166.4	178.0	191.5	206.9	225.0
CMO’s	68.7	74.1	80.1	85.6	89.6
U.S. Government obligations	6.4	6.4	6.4	6.5	6.5
Agency MBS	41.8	44.3	45.9	46.4	46.7
GSEs	5.2	5.4	5.5	5.6	5.6
States & Political Subdivisions	320.9	354.6	393.2	432.0	466.7

Total estimated fair value	609.4	662.8	722.6	783.0	840.1

Estimated change in fair value	(113.2)	(59.8)	0.0	60.4	117.5

The Company will update and incorporate this table in its future filings on Form 10-K.

______________________________________________________________________________

QUESTION 3

Consolidated Financial Statements

Note 1. Significant Accounting Policies and Practices

(S) Goodwill and Other Intangible Assets, page 75

You disclose that on December 31, 2008 your market capitalization was less than your book value and that you assessed the factors contributing to your stock price performance and determined that no impairment of goodwill existed. Please revise MD&A to:

•

Clarify why you have no apparent impairment of your goodwill;

•

Clarify how you identify reporting units for goodwill impairment testing purposes and disclose the amount of goodwill allocated to each reporting unit;

•

Disclose the percentage by which fair value exceeded carrying value for each reporting unit as of the date of most recent test;

•

Describe the methods and key assumptions used and how the key assumptions were determined;

•

Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding  uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•

Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

ANSWER 3

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheet

Goodwill

Goodwill represents the excess of the amount we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition.  The Company tests goodwill for impairment at least annually and between annual tests if an event or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is considered impaired when the carrying amount of goodwill exceeds its implied fair value.

Goodwill related to the Company's equity method investment in AMIC is considered in the evaluation of whether there has been an other-than-temporary decline in value of the overall investment in AMIC. All other goodwill carrying amounts are evaluated for impairment at the reporting unit level which is equivalent to an operating segment.

Goodwill was allocated to each reporting unit or operating segment at the time of acquisition.  At December 31, 2008, total goodwill was $52,331,000, of which $43,904,000 was attributable to the Fully Insured Health segment, $4,205,000 to the Medical Stop Loss segment, and $4,222,000 to the Corporate segment related to the investment in AMIC.

Based upon the goodwill impairment testing performed at December 31, 2008, the fair value of each reporting unit exceeded its carrying value and no impairment charge was required.  Fair value exceeded carrying value by 36.9% for the Fully Insured Health segment and 104.4% for the Medical Stop Loss segment.  The fair value of the Company’s investment in AMIC exceeded the carrying value by 31.0%.

In determining the fair value of each reporting unit, we used an income approach, applying a discounted cash flow method which included a residual value.  Based on historical experience, we made assumptions as to: (i) expected future performance and future economic conditions, (ii) projected operating earnings, (iii) projected new and renewal business as well as profit margins on such business, and (iv) a discount rate that incorporated an appropriate risk level for the reporting unit.

Management uses a significant amount of judgment in estimating the fair value of the Company’s reporting units.  The key assumptions underlying the fair value process are subject to uncertainty and change.  The following represent some of the potential risks that could impact these assumptions and the related expected future cash flows: (i) increased competition; (ii) an adverse change in the insurance industry and overall business climate; (iii) changes in state and federal regulations; (iv) rating agency downgrades of our insurance companies; and (v) a sustained and significant decrease in our share price and market capitalization.  As a result of the global economic crisis that began in 2008, we experienced a significant decline in our stock price. Due to this significant decline, our market capitalization as of December 31, 2008 was significantly below the sum of our reporting units’ fair values. If we experience a sustained decline in our results of operations and cash flows, or other indicators of impairment exist, we may incur a material non-cash charge to earnings relating to impairment of our goodwill, which could have a material adverse effect on our results.

The Company will update and incorporate its response in the applicable disclosures for its future filings on Form 10-K.

______________________________________________________________________________

QUESTION 4

Note 2. American Independence Corp., Page 80

You state that the fair value of your equity method investment in AMIC was approximately $11.5 million at December 31, 2008 while the carrying value of this investment, including associated goodwill, was approximately $45 million. It appears from disclosures in your 2007 Form 10-K that fair value of this investment has been less than carrying value at least since December 31, 2007 .It is also apparent from disclosure in your September 30, 2009 Form 10-Q that the fair value has recovered to approximately $20 million at September 30, 2009, but is still below the approximately $48 million carrying value at that date.  Given the length of time that the fair value of your investment has been below carrying value, please explain to us why you have not recorded an other than temporary loss. Please refer to paragraph 19h of APB 18 (FASB ASC 323-10-35-32).

ANSWER 4

At December 31, 2008, the market value of AMIC shares owned by IHC was approximately $11,541,000. This was significantly less than IHC's carrying value, of $45,439,000, in its investment in AMIC, including goodwill.  As a result, the Company assessed the factors contributing to the performance of AMIC stock, and concluded that the market value of AMIC shares does not represent the fair value of the equity investment in AMIC to IHC.  The Company noted several factors that have led to a difference between the market value and the fair value of the AMIC shares to IHC, including (i) AMIC's stock is thinly traded (three month average volume is 3,100 shares per day) and a sale of even a small number of shares can have a large percentage impact on the price of the stock, (ii) IHC and insiders own over 50% of the outstanding shares, which has had a significant adverse impact on the number of shares available for sale and therefore the trading potential of AMIC stock, (iii) the general lack of confidence in equity securities, especially during 2008, which resulted in a flight to US Treasury securities and other investments perceived to be of a higher quality, (iv) both financial institutions and the insurance industry as a whole have seen similar drops in share prices, particularly in the fourth quarter of 2008 as concerns over the effects of the volatile equity and bond markets on insurance company’s investment portfolios are translating into lower share prices.  In addition to its analysis of the stock price, IHC performed goodwill impairment testwork as it related to its investment in AMIC at December 31, 2008 to include an analysis of discounted cash flows and a multiple times book value to determine fair value. These methods took into account AMIC's growth potential, the distribution channels available through the AMIC-owned distribution companies and MGUs, and the potential NOL utilization in the future by AMIC. Results of these methods reaffirmed that IHC's goodwill related to its equity investment in AMIC was not impaired at December 31, 2008.

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QUESTION 5

Note 5. Fair Value Disclosure of Financial Instruments, Page 85

You disclosed that securities transferred into Level 3 for the twelve months ended December 31, 2008 relate primarily to “certain fixed maturity securities” where inputs were observable during the second and third quarters of 2008 but were not observable at December 31, 2008. Please enhance your disclosures as follows:

•

Disclose the nature of the fixed maturity portfolio holdings classified as level 3.

•

Disclose how you determine the fair value for your level 3 investments.

•

For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

ANSWER 5

The Level 3 securities included in the table above are primarily residential collateralized mortgage obligations.  Inputs for those securities transferred into level 3 were not observable at December 31, 2008 as a result of limited or inactive markets in such securities beginning in the fourth quarter of 2008.  The Company uses a discounted cash flow model, whose inputs are based on management’s assumptions and available market information to price these securities. Loan level defaults are estimated using an option pricing approach in which the probability of borrower default increases as home equity declines.  Other factors which influence the probability of default are debt-servicing, missed refinancing opportunities and geography.  Loan level characteristics such as issuer, FICO, payment terms, level of documentation, residency type, dwelling type and loan purpose are also utilized in the model along with historical performance, to estimate or measure the loan’s propensity to default.  Additionally, the model takes into account loan age, seasonality, payment changes and exposure to refinancing as additional drivers of default.  For transactions where loan level data is not available, the model uses a proxy based on the collateral characteristics.  Loss severity in the model is a function of multiple factors including but not limited to the unpaid balance, interest rate, mortgage insurance ratios, assessed property value at origination, change in property valuation and loan-to-value ratio at origination.  Prepayment speeds, both actual and estimated, are also considered. The cash flows generated by the collateral securing these securities are then determined with these default, loss severity and prepayment assumptions.

The Company will update and incorporate its response in the applicable disclosures for its future filings on Form 10-K.

______________________________________________________________________________

QUESTION 6

Note 19.   Acquisitions of Policy Blocks, page 104

You disclose the acquisition of blocks of life insurance and annuity policies. Please revise to clarify whether the deferred acquisition costs include an asset for the present value of future profits, or PVP, representing the present value of estimated net cash flows embedded in the existing contracts acquired. Also, revise to provide the disclosures required by EITF 92-9, if you do not recognize an asset for PVP, please tell us how your accounting complies with GAAP.

ANSWER 6

The Company acquires blocks of existing life insurance and annuity policies from other insurance companies, guaranty associations and liquidators. These are not business combinations. EITF 92-9, Accounting for the Present Value of Future Profits Resulting from the Acquisition of a Life Insurance Company, is not applicable as it pertains to PVP recorded as a result of the acquisition of a life insurance company in a business combination.

The Company will update and incorporate the following in the applicable disclosures for its future filings on Form 10-K:

The deferred acquisition costs arise from the acquisition of policy blocks and reflect the purchase price of the policies.  This cost is variable and directly related to obtaining the policy block.  The deferred cost and the related amortization for the non-interest sensitive policies, accounted for in accordance with SFAS 60, are charged to expense in proportion to the premium revenue recognized.  The deferred cost on the interest sensitive policies is accounted for in accordance with SFAS 97 and is amortized over the life of the underlying contracts based on the present value of the estimated gross profits.  The recoverability of the deferral is reviewed periodically.

______________________________________________________________________________

Definitive Proxy Statement:

QUESTION 7

Executive Compensation, page 16

Cash Bonus

We note that the cash bonus paid to named executive officers is based upon “an analysis of IHC’s performance in the year ended versus IHC’s plan for such year and an analysis of each executive officer’s individual contribution during the year.” As such, it appears that cash bonus is based on achievement of pre-established objectives. Please provide proposed disclosure that you intend to include in your 2010 proxy statement which includes the following:

•

Identification of all objectives included in the “IHC plan” used to determine cash bonus and how each objective is weighted, if applicable;

•

Identification of the threshold, target, and maximum levels of achievement; and

•

Discussion of how the level of achievement of corporate objectives and individual performance impacts the amount of cash bonus awarded for each named executive officer

To the extent that any of the objectives are quantifiable, your proposed disclosure should also be quantified. Please also confirm that you will discuss the level of achievement of performance objectives and each individual named executive officer’s contribution as they apply to the cash bonuses awarded.

  ANSWER 7

Cash bonuses to named executive officers are determined based on retrospective analyses of the performance of IHC and its officers during the preceding completed calendar year.  These retrospective analyses are not formulaic; they are not tied to any particular quantitative measure or pre-established objective.   Therefore, IHC does not possess information to disclose in response to the Staff’s request.  Were this to change, IHC would make appropriate disclosure.

____________________________________________________________________________

QUESTION 8

Equity Awards, page 16

We note that the Compensation Committee considers compensation levels for executives at other companies in determining the size of the equity award for each named executive officer. It appears that your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision. Accordingly, please provide proposed disclosure that you intend to include in your 2010 proxy statement which provides all the names of the companies included in these benchmarks and describe how this information was used. If you benchmarked against a survey in its entirety, you may provide the name of the survey. See question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

ANSWER 8

The Compensation Committee of IHC’s Board of Directors does not formally utilize compensation data from other companies in determining equity awards; rather, the general impression of the course of compensation at other companies (or of relevant compensation markets overall) that the members of the Committee possess personally is used as a factor in establishing the size of the awards.  Specific reference to the compensation practices at particular other companies is not made during the Committee’s deliberations.  Were the Committee’s process to change, IHC would make appropriate disclosure.

______________________________________________________________________________

QUESTION 9

Potential Payments to Named Executive Officers, page 22

We note that two of your named executive officers are entitled to potential payment under various circumstances pursuant to employment agreements with the Company.  Please note that item 402(j) of Regulation S-K requires additional disclosure with regard to potential payments made to your named executive officers and circumstances in which the payments are triggered. Please provide proposed disclosure that you intend to include in your 2010 proxy statement which includes:

•

Identification of the specific circumstances that would trigger payment under the agreements;

•

Discussion of any material conditions or obligations applicable to the receipt of payments; and,

•

Quantitative disclosure of the payments as if the triggering event took place on the last business day of the registrant’s last completed fiscal year,  and the price per share of the registrant’s securities is the closing market price as of that date.

ANSWER 9

With Mr. Thung

IHC is party to a Retirement Benefits Agreement with Mr. Roy T.K. Thung, dated as of September 30, 1991, and amended by amendments dated as of December 20, 2002, June 17, 2005 and December 31, 2008, pursuant to which Mr. Thung is entitled to a lump-sum cash payment upon a “separation from service” from IHC of $1,659,556.96, increasing on a cumulative, compounding basis of 6% per annum from December 31, 2008.  “Separation from service” is as defined under U.S. Treasury Regulations 1.409A-1(h)(1), and would generally include Mr. Thung’s death, retirement or any other termination of employment, including permanent disability.  For example, had this provision been triggered on December 31, 2009, Mr. Thung would have been entitled to receive a payment in the amount of $1,759,130.38.

With Mr. Erickson

Under the terms of his employment agreement with IHC, dated as of April 1, 2007, as amended December 31, 2008, if Mr. Bernon R. Erickson, Jr.’s employment by IHC or its affiliate were to cease under certain circumstances, Mr. Erickson would be entitled to receive his base salary through the term of the agreement.  These circumstances are defined as Mr. Erickson’s employment by IHC being involuntarily terminated under circumstances that would constitute “cause” (i.e., Mr. Erickson’s material failure to follow IHC’s lawful directions, material failure to follow IHC’s corporate policies, breach of his non-compete covenants under the employment agreement or his engaging in unlawful or disreputable behavior that would damage IHC or its reputation), or such employment being voluntarily terminated under circumstances that would constitute “good reason” (i.e., in connection with IHC’s material breach of its obligations under the employment agreement).   The initial term of Mr. Erickson’s employment agreement ends on March 31, 2010, but, by its terms, it will be automatically extended for successive one-year periods unless ninety days’ notice of non-renewal is given.  For example, had this provision been triggered on December 31, 2009 Mr. Erickson would have been entitled to receive $311,565 per year, payable in accordance with IHC’s standard practices, through March 31, 2011.

The Company will update and incorporate its response in the applicable disclosures for its future filings on Schedule 14A.

_____________________________________________________________________________

QUESTION 10

Stock Incentive Plans, page 22

We note your disclosure that under the terms of your stock incentive plans, the Compensation Committee is “obligated to make appropriate provision for the holders of awards thereunder in the event of a change in control of IHC or similar event.” Please provide proposed disclosure that you intend to include in your 2010 proxy statement which includes:

•

Identification of the specific circumstances that would trigger the Company’s obligation under the stock incentive plan;

•

Discussion of the Company’s obligations under the triggering conditions;

•

Any material conditions or obligations applicable to the receipt of payments; and

•

Quantitative disclosure of the payments as f the triggering event took place on the last business day of the registrants last completed fiscal year, and the price per share of the registrants securities is the closing market price as of that date.

Your proposed disclosure should address the impact of any triggering event on the stock options held by each individual named executive officer.

ANSWER 10

The referenced term of IHC’s 2006 Stock Incentive Plan, which was approved by IHC’s stockholders, is intended to provide the Compensation Committee of IHC’s Board of Directors maximum flexibility in discharging its legal obligations to holders of outstanding awards upon a change in control of IHC.  As such, neither does the Plan contain a description of the specific circumstances that would trigger such obligation of the Committee nor does it detail what would constitute “appropriate provision.”  The Committee has not, to date, interpreted such term.  Were it to do so, IHC would make appropriate disclosure.

______________________________________________________________________________

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) comments of the Commission’s Staff, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer